ALSTON&BIRD LLP

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1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

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www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	rosemarie.thurston@alston.com

February 25, 2011

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	O’Donnell Strategic Industrial REIT, Inc. (f/k/a O’Donnell Strategic Gateway REIT, Inc.) File No. 333-170173

Dear Ms. Gowetski:

This letter sets forth the response of our client, O’Donnell Strategic Industrial REIT, Inc. (f/k/a O’Donnell Strategic Gateway REIT, Inc.) (the “Issuer”), to the comments by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated January 27, 2011, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response. The Issuer has today filed an amendment (“Amendment No. 2”) to the Registration Statement via EDGAR. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 2.

General

1. Comment: Continue to monitor the updating requirements of Rule 8-08 of Regulation S-X.

Response: The Issuer respectfully submits that the updating requirements of Rule 8-08 of Regulation S-X are not applicable to the Issuer, as the Issuer is a non-accelerated filer and not a smaller reporting company (as is reflected on the cover page of Amendment No. 2). The Issuer directs the Staff to the Issuer’s response to Comment No. 3. The Issuer confirms that it will continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

2. Comment: We note your response to comment 6 of our letter dated November 23, 2010. The material provided does not appear to support the following statements:

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Jennifer Gowetski

February 25, 2011

•	Statement 6: “[T]he national industrial property vacancy rate fell from 10.4% to 10.3% during the second quarter of 2010, the first such decrease in over two years.”

•

Statement 22: “According to the 2009 study “Doing Well by Doing Good? Green Office Buildings” by Eichholtz, Kok & Quigley, office buildings with either a U.S Environmental Protection Agency Energy Star or LEED certification were found to command a premium in rental rates and sales prices over conventional office buildings, and occupancy rates were high and less volatile in commercial office buildings with a green label.

•	“[T]he majority of recurring maintenance expenditures at industrial properties are related to the upkeep of areas such [as] parking lots and roofs.” Page 7

•	“Industrial properties have historically demonstrated relatively stable occupancy rates as compared to other commercial real estate asset classes.” Page 7

•

“Industrial building designs are usually generic with low levels of office finish.... As a result, the cost of re-tenanting industrial properties is relatively modest as compared to other types of commercial properties.” Page 7

•	“The construction of industrial properties typically has a shorter development lead time as compared to other types of commercial real estate.” Page 7

Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Response: The Issuer has revised statements 6 and 22 on pages 52 and 57 of Amendment No. 2 to conform such statements to the supporting materials previously provided by the Issuer. The Issuer has revised the next three statements noted by the Staff on pages 7 and 54-55 of Amendment No. 2 to make explicit that all such statements reflect the Issuer’s beliefs. The Issuer notes that it has removed the final statement noted by the Staff in its entirety. The Issuer confirms that none of the supporting materials previously submitted by the Issuer were prepared specifically for the Issuer or in connection with the Issuer’s offering.

Cover Page of the Registration Statement

3. Comment: We note your response to comment 8 of our letter dated November 23, 2010. In response to our comment, you assert that you should be deemed to be a smaller reporting company. However, we note, under Rule 12b-2 of the Exchange Act, that paragraph 2 under the definition of smaller reporting company applies because this is an initial registration

Ms. Jennifer Gowetski

February 25, 2011

statement. In this case, you also take into account the number of securities you are registering and the estimated public offering price. In light of your response to comment 5 of our letter, you appear to meet the definition of non-accelerated filer. Please revise your cover page you disclose that you are a non-accelerated filer, and please revise your prospectus, as appropriate to provide the disclosure required of non-accelerated filers.

Response: The Issuer has revised the cover page of the Registration Statement in Amendment No. 2 to reflect that the Issuer is a non-accelerated filer. The Issuer submits that no revisions to the disclosure of the Registration Statement are appropriate as a result of this change to the cover page of the Registration Statement as the Issuer has not based its disclosure in the Registration Statement upon the scaled disclosure requirements which are available to smaller reporting companies.

Prospectus Summary, Page 5

Our Sponsor, Page 7

4. Comment: We note your response to comment 13 of our letter dated November 23. 2010. Please remove the identities of the institutional investors from the summary as these investors will not be investing in you.

Response: The Issuer has revised the disclosure on page 7 of Amendment No. 2 to remove the identities of the institutional investors in question.

Compensation to Our Advisor…, page 11

5. Comment: We note your response to comment 18 of our letter dated November 23, 2010. We reissue our comment. Please revise your “Acquisition Fees” and “Acquisition Expenses” disclosure, under the column “Estimated Amount if Minimum/Maximum Sold” to include amounts that reflect the maximum payable assuming that you utilize maximum leverage of 75%. Refer to Item 4.B of Industry Guide 5. Provide similar revisions to your disclosure on page 82.

Response: The Issuer has revised the disclosure on pages 12 and 85-86 of Amendment No. 2 to include “Acquisition Fees” and “Acquisition Expenses” disclosure that reflects the maximum amount payable assuming that the Issuer utilizes the maximum leverage amount of 75% of the aggregate cost of the Issuer’s investments.

Estimated Use of Proceeds, page 48

6. Comment: We note your response to comment 25 of our letter dated November 23, 2010. Please clarify why your acquisition fees are listed as 1.78% and your acquisition expenses are .45% in the table instead of 2% and .5% as listed on page 12.

Ms. Jennifer Gowetski

February 25, 2011

Response: As disclosed on page 12 of Amendment No. 2, the acquisition fees and acquisition expenses payable by the Issuer are based upon the purchase price paid by the Issuer for its investments (the acquisition fees will be equal to 2.0% of the purchase price and the Issuer estimates that acquisition expenses will be equal to approximately 0.5% of the purchase price paid). However, the percentages shown in the right-hand columns of the Use of Proceeds table with respect to “Acquisition Fees” and “Acquisition Expenses” reflect an approximate percentage of the “Gross Offering Proceeds” amounts shown in the Use of Proceeds table, not an approximate percentage of the purchase price of the Issuer’s assets. The actual dollar amounts shown in the Use of Proceeds table with respect to Acquisition Fees and Acquisition Expenses are equal to approximately 2.0% and 0.5%, respectively, of the “Amount Available For Investment” shown in the Use of Proceeds table. The Issuer submits that this disclosure is appropriate because the amount shown as the Acquisition Fees and Acquisition Expenses are based upon a percentage of the purchase price actually paid for the Issuer’s investments, and the “Amount Available For Investment” shown in the Use of Proceeds table is equivalent to the purchase price paid for the Issuer’s investments.

Investment Objectives, Strategy and Policies, page 52

Industrial Properties, page 53

7. Comment: We note that certain disclosures are attributed to third-party sources. Please provide an analysis as to why third-party attributed disclosure is not expertized disclosure requiring a consent as per Rule 436. Refer to Securities Act Sections Compliance and Disclosure Interpretation 141.02.

Response: The Issuer respectfully submits that the third party attributed disclosure in the Registration Statement is not expertized disclosure requiring a consent pursuant to Rule 436 under the Securities Act of 1933, as amended. The consent requirements of Rule 436 are directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with the Registration Statement (the Issuer notes that the fact pattern set forth in Securities Act Sections Compliance and Disclosure Interpretation 141.02 deals with a registrant which has engaged a third party expert to assist in determining the fair values of certain assets or liabilities disclosed in the registrant’s registration statement). By contrast, the third party reports and publications referenced by the Issuer in the Registration Statement are regularly prepared and widely available industry reports which were not prepared at the request of the Issuer or in connection with the Issuer’s offering and are not in any manner specific to the Issuer or the Issuer’s offering. Further, the Issuer did not request or commission the preparation of the reports or provide any compensation to the parties who prepared such reports in exchange for the preparation of such reports.

Our Advisor, page 76

Ms. Jennifer Gowetski

February 25, 2011

8. Comment: Please revise to remove disclosure regarding the average years of experience of the specialists at Strategic Capital.

Response: The Issuer has revised the disclosure on page 80 of Amendment No. 2 to remove the references to the average years of experience of the specialists of Strategic Capital.

Affiliated Property Manager, page 81

9. Comment: We note your response to comment 30 of our letter dated November 23, 2010. We reissue our comment in part. Please explain the purpose of reimbursing your property manager for employee salaries and overhead in addition to the property management fee that you will pay. In addition, please briefly explain what you mean by “overhead.”

Response: The Issuer has revised the disclosure on page 84 of Amendment No. 2 to make clear that in certain instances market norms may dictate that the Issuer’s property manager (the “Property Manager”) is entitled to reimbursement for the salaries and wages of property-level employees such as on-site property leasing and maintenance staff, other employee-related expenses of on-site employees of the Property Manager which are engaged in the operation, leasing, management or maintenance of properties, including taxes, insurance and benefits relating to such employees, and legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties. To the extent that the Issuer elects to reimburse the Property Manager for such salaries, wages and expenses in connection with the Property Manager’s management of a particular property, the rationale for such reimbursement will be to compensate the Property Manager in a manner consistent with the compensation payable to the managers of other commercial properties of a similar type in the same region or sub-region in which the property in question is located. The Issuer respectfully submits that such reimbursements are a common feature of commercial property management agreements. In order to ensure that potential investors are fully informed of the fact that such reimbursements may be paid to the Property Manager, the Issuer has added disclosure to the descriptions of the property management and leasing fees on page 87 of Amendment No. 2, including a cross-reference to the more detailed disclosure found on page 84 of Amendment No. 2.

The Issuer has removed the general term “overhead” from the disclosure in question and has replaced it with the more descriptive disclosure discussed above.

Management Compensation, page 82

10. Comment: Please revise to include the amount of organization and offering expenses that your advisor and its affiliates have paid on your behalf to date.

Response: The Issuer has revised the disclosure on page 88 of Amendment No. 2 to include the amount of organization and offering expenses that the Issuer’s advisor and its affiliates have paid on the Issuer’s behalf as of December 31, 2010.

Ms. Jennifer Gowetski

February 25, 2011

11. Comment: We note your response to comment 35 of our letter dated November 23, 2010. Please clarify in this section, and on page 11, that the convertible stock can convert into common stock even if each individual investor has not received the 7% cumulative, non-compounded annual return.

Response: The Issuer has revised the disclosure on pages 14 and 88 of Amendment No. 2 to clarify that the Issuer’s convertible stock can convert into common stock even if each individual investor has not received a 7% cumulative, non-compounded annual return.

Conflicts of Interest, page 87

Fees and Other Compensation to Our Advisor and its Affiliates, page 88

12. Comment: We note your disclosure regarding the incentive of the advisor to provide market survey information to the board that would support the payment of higher property management and leasing fees. Please add a risk factor to address this conflict of interest.

Response: The Issuer has revised the risk factor entitled “Our advisor and its affiliates, including our officers and our affiliated directors, will face conflicts of interest caused by compensation arrangements with us, which could result in actions that are not in the best interests of our stockholders” on page 30 of Amendment No. 2 to include disclosure regarding the potential conflict of interest created by the incentive of the Issuer’s advisor to provide market survey information to the Issuer’s board of directors that would support the payment of higher property management and leasing fees.

Our Sponsor, page 92

13. Comment: We note your response to comment 31 of our letter dated November 23, 2010. Please revise your disclosure to clarify that, with respect to the joint ventures, your sponsor lacked discretion with respect to the investment of funds provided by the institutional investors.

Response: The Issuer has revised the disclosure on page 95 of Amendment No. 2 to clarify that, with respect to the joint ventures discussed on pages 95-96 of Amendment No. 2, the affiliates of the Issuer’s sponsor involved in such joint ventures lacked discretion with respect to the investment of funds provided by the institutional investors involved in such joint ventures.

14. Comment: Please balance your disclosure by briefly describing any adverse business developments experienced by your sponsor’s prior investments.

Response: The Issuer has revised page 97 of Amendment No. 2 to include disclosure regarding adverse business developments experienced by the prior investments of affiliates of the Issuer’s sponsor.

Ms. Jennifer Gowetski

February 25, 2011

Share Repurchase Program, page 110

15. Comment: We note you propose to notify shareholders of any material modification, suspension, or termination of your share repurchase program no later than 10 days before such action has taken place. The proposed notice period appears to be inconsistent with the no-action letter relief granted to issuers engaged in redemption programs with similar characteristics as your proposed program. Please revise. Alternatively, please provide a legal analysis explaining how the proposed notification period is consistent with prior staff interpretive positions and/or no-action letter relief.

Response: The Issuer has revised the disclosure regarding the Issuer’s share repurchase program on pages 17 and 116 of Amendment No. 2, and elsewhere in Amendment No. 2 as appropriate, to provide that the Issuer may amend, suspend or terminate the Issuer’s share repurchase program upon at least 30 days’ written notice to the Issuer’s stockholders. The Issuer believes that the revised 30 day notice period is consistent with the no-action letter relief granted to issuers engaged in redemption programs with similar characteristics as the Issuer’s proposed program.

16. Comment: We note your response to comment 38 of our letter dated November 23, 2010. Please clarify that you do not intend to obtain appraisals or valuations of your properties or other assets where you discuss the valuation of your stock throughout your prospectus. Additionally, please add a risk factor to address the risk that your net asset value will be determined by your advisor, or a third party, and will be based on its judgment of your value and may not reflect the value of your assets. Further, please discuss whether your advisor has an incentive to determine that NAV is significantly lower than the price paid for purposes of the share redemption program.

Response: The Issuer has revised the disclosure regarding the valuation of the Issuer’s common stock throughout Amendment No. 2 as appropriate to clarify that the Issuer does not anticipate obtaining independent appraisals or valuations of the Issuer’s properties or other assets.

The Issuer directs the Staff to the revised language of the risk factor on pages 22-23 of Amendment No. 2 entitled “Until 18 months after we have completed our offering stage, we expect to use the price paid to acquire a share of our common stock in our most recent offering as the estimated per share value of our shares. Even when determining the estimated per share value of our common stock from and after 18 months after completion of our offering stage, the estimated per share value of our shares will be based upon a number of assumptions that may not be accurate or complete.” The Issuer respectfully submits that this risk factor adequately discloses the risk that the estimated per share value of the Issuer’s shares will not be based upon independent appraisals or valuations of the Issuer’s properties or other assets and thus may not accurately reflect the fair market value of the Issuer’s assets.

Ms. Jennifer Gowetski

February 25, 2011

The Issuer respectfully submits that the Issuer’s advisor is not likely to have an incentive to determine that the estimated per share value of the Issuer’s shares is significantly lower than the price paid for the shares being redeemed for purposes of the Issuer’s share repurchase program. On the contrary, the Issuer submits that the Issuer’s advisor may have an incentive to inflate the estimated per share value of the Issuer’s shares in the event that the Issuer’s sponsor has sponsored another investment program that is engaged in a continuous public offering in order to demonstrate better prior performance information to the prospective investors in such other investment program. Regardless of the incentives of the Issuer’s advisor with regards to determining the estimated per share value of the Issuer’s shares, as disclosed throughout Amendment No. 2, all estimated per share values (not based upon the offering price of the Issuer’s shares) determined by the Advisor will be approved the Issuer’s board of directors. Given that the Issuer’s board of directors owes a fiduciary duty to all of the Issuer’s stockholders (both redeeming and remaining), the Issuer submits that there is not a material risk that the Issuer’s board of directors will have an incentive to approve an estimated per share value of the Issuer’s shares which is significantly lower than the price paid for the shares being redeemed for purposes of the Issuer’s share repurchase program.

The Issuer has revised the risk factor on page 24 of Amendment No. 2 entitled “Our share repurchase program places certain limits on your ability to have your shares of common stock repurchased by us. You may not be able to sell any of your shares of our common stock back to us, and if you do sell your shares, you may not receive the price you paid upon subscription” to include disclosure regarding the risk, discussed above, that the Issuer’s advisor may have an incentive to inflate the estimated per share value of the Issuer’s shares in the event that the Issuer’s sponsor has sponsored another investment program that is engaged in a continuous public offering in order to demonstrate better prior performance information to the prospective investors in such other investment program.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston

Enclosures

cc:	Ms. Stacie D. Gorman, Division of Corporation Finance
Mr. Jason W. Goode, Alston & Bird LLP
Mr. Heath D. Linsky, Morris, Manning & Martin LLP